

07007213

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.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14497 N. Dale Mabry Highway, Suite 215
(No. and Street)

Tampa, Florida 33618
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dwayne K. Calton 813-264-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Platt, Raulerson, Coakley & Company, P.A., CPA's
(Name – *if individual, state last, first, middle name*)

600 W. Dr. Martin Luther King, Jr. Blvd, Plant City, Florida 33563
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dwayne K. Calton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., a Florida Corporation, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DAVID S. COLE
Comm# DD0596717
Expires 9/19/2010
Florida Notary Assn., Inc

Signature

Dwayne K. Calton - President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC Mail
RECEIVED
NOV 2 6 2007
WASH, D.C.
101
SECTION

CALTON & ASSOCIATES, INC.
TAMPA, FL
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007 AND 2006

CALTON & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007 AND 2006

TABLE OF CONTENTS


Est. 1922
EPRC CPAs
Your Future Success Is Our Business

Edwards, Platt, Raulerson, Coakley & Company, P.A.
Certified Public Accountants and Consultants

P.O. Box 789, Plant City, Florida 33564-0789
600 West Dr. Martin Luther King Jr. Blvd., Plant City, Florida 33563
(813) 752-4991 • (813) 752-6604 • Fax (813) 754-3073 • www.eprcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2007 and 2006, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2007 and 2006 , and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Edwards, Platt, Raulerson, Coakley + Co., PA

Edwards, Platt, Raulerson, Coakley & Company, P.A.
Plant City, Florida
November 16, 2007

FINANCIAL STATEMENTS

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2007 AND 2006

ASSETS

	2007	2006
ASSETS		
Cash	$ 3,347,300	$ 2,180,278
Investments	1,279,944	1,314,682
Receivables:		
Clearing agent	355,808	482,493
Commissions	283,552	328,953
Notes & other	300	42,592
Inventory	41,858	13,206
Property & equipment, net of accumulated depreciation of $207,570 & $184,623 respectively	65,349	74,352
Deferred tax asset	5,126	386
Prepaid insurance	14,056	-
Deposits	201,782	201,681
Total assets	$ 5,595,075	$ 4,638,623

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
LIABILITIES		
Accounts payable	$ 31,673	$ 2,859
Accrued expenses:		
Clearing agent	59,168	25,833
Commissions & wages	693,556	1,013,141
Profit sharing	135,443	129,610
Income taxes	390,649	37,928
Other accrued expenses	130,231	133,200
Total liabilities	1,440,720	1,342,571
SHAREHOLDERS' EQUITY		
Common stock:		
Class A: Voting and participating stock, $1 par; authorized 3,750 shares, issued 1,250 shares, 877 shares outstanding.	1,250	1,250
Class B: Non-voting and participating stock, $1 par; authorized 3,750 shares, issued 1,250 shares, 345 shares outstanding.	1,250	1,250
Additional paid in capital	252,460	252,460
Treasury stock	(1,820,937)	(1,719,261)
Retained earnings	5,720,332	4,760,353
Total shareholders' equity	4,154,355	3,296,052
Total liabilities and shareholders' equity	$ 5,595,075	$ 4,638,623

See accompanying auditors' report and notes to the financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
INCOME:		
Commissions on customer trading in:		
Direct Participation	$ 5,055,145	$ 2,347,371
Investment company shares	2,029,811	1,945,519
Insurance products	2,839,259	2,145,772
Municipal bonds	602,021	913,146
Other Commissions	3,566,112	3,050,083
Firm trading and investment gains	202,787	209,140
Dividend and interest income	362,881	281,046
Due diligence & other income	1,112,415	633,885
Total income	15,770,431	11,525,962
EXPENSES:		
Representatives' commissions and overrides	12,657,935	9,179,573
Clearing charges	324,487	330,916
Salaries and employee benefits	621,257	585,296
Communications expense	74,571	83,625
Occupancy and equipment costs	154,846	150,717
Other operating expenses	282,424	11,380
Depreciation and Amortization	22,946	21,422
Taxes other than income	87,736	82,854
Total expenses	14,226,202	10,445,783
Income before provision for income taxes	1,544,229	1,080,179
Income tax expense	584,250	402,328
Net Income	$ 959,979	$ 677,851

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2005	$ 2,500	$ 252,460	$ (1,719,261)	$ 4,082,502
Net income for the year ended September 30, 2006	-	-	-	677,851
Balance at September 30, 2006	$ 2,500	$ 252,460	$ (1,719,261)	$ 4,760,353
Purchase of treasury stock	-	-	(101,676)	-
Net income for the year ended September 30, 2007	-	-	-	959,979
Balance at September 30, 2007	$ 2,500	$ 252,460	$ (1,820,937)	$ 5,720,332

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 959,979	$ 677,851
Adjustments to reconcile net income:		
Depreciation and amortization	22,946	21,422
Deferred tax expense (benefit)	(4,740)	197,614
(Increase) decrease in:		
Investments	34,738	(1,251,995)
Clearing agent receivable	126,685	(51,905)
Commissions receivable	45,402	13,038
Securities for sale	(28,652)	117,845
Prepaid expenses	(14,056)	-
Deposits	(101)	3,760
Other receivables	42,292	(37,812)
Increase (decrease) in:		
Accounts payable	62,149	(103,470)
Income tax payable	352,721	17,062
Other accrued expenses	(316,722)	(498,371)
Net cash (used for) provided by operating activities	1,282,641	(894,961)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(13,943)	(18,572)
Net cash provided (used) by investing activities	(13,943)	(18,572)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury stock	(101,676)	-
Net cash provided by (used in) financing activities	(101,676)	-
Increase (decrease) in cash and cash equivalents	1,167,022	(913,533)
Cash and cash equivalents - beginning of the year	2,180,278	3,093,811
Cash and cash equivalents - end of the year	$ 3,347,300	$ 2,180,278

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2007	2006
Cash paid during the year for:		
Income taxes	$ 193,601	$ 187,652
Interest	$ 2	$ 882

See accompanying auditors' report and notes to financial statements

CALTON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007 AND 2006

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Calton & Associates, Inc. is a registered securities broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA) with headquarters in Tampa, Florida. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. The resulting commissions and clearing agent receivables are deemed to be fully collectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3: RESTRICTED CASH AND INVESTMENTS

At September 30, 2007, there was restricted cash of $982,443 and restricted investments of $8,650 held in an account at Southwest Securities. The account collateralizes securities trading and inventory accounts.

NOTE 4: INVESTMENTS

Investments are comprised of securities held-to-maturity and trading securities.

Securities Held-to-Maturity

Debt securities held-to-maturity are carried at the lower of costs or market. Maturity of the individual instruments are between zero and twenty-five years at September 30, 2007. Original costs and carrying value are as follows:

2007		2006	
Costs	Carrying Value	Costs	Carrying Value
$ -	$ -	$ 14,690	$ 13,850

Trading Securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise. Details of trading securities are as follows:

	Costs	Fair Value	Unrealized Gain (Loss)
2007	$ 1,279,944	$ 1,279,944	$ -
2006	$ 1,256,607	$ 1,300,832	$ 44,225

NOTE 5: INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from zero to over twenty years and are carried at fair value. At September 30, 2007 and 2006, there were no material differences between cost and fair value.

NOTE 6: FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset, generally five to seven years. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2007	2006
Equipment	$ 210,449	$ 196,506
Furniture	54,177	54,176
Improvements	8,293	8,293
Accumulated depreciation	(207,570)	(184,623)
	$ 65,349	$ 74,352

See accompanying auditors' report.

NOTE 7: RELATED PARTY TRANSACTIONS

The company has a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. The agreement does not provide for interest on the outstanding balance. At September 30, 2007 and 2006, amounts due the company under the agreements were $0.00 and $25,001, respectively.

NOTE 8: DEPOSITS

At September 30, deposits consist of the following:

	2007	2006
Clearing agent deposit	$ 200,232	$ 200,256
Regulatory deposit	1,550	1,425
Total	$ 201,782	$ 201,681

NOTE 9: PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $135,443 and $129,610 for 2007 and 2006 , respectively, represent the lesser of the maximum contribution allowed or 11% of participant compensation.

NOTE 10: INCOME TAXES

At September 30, 2007 and 2006, the financial statements reflected income taxes currently payable in the amount of $390,649 and $37,928, respectively, and a deferred tax asset in the amount of $5,126 and $386, respectively. The deferred tax asset represents the estimated future tax consequences resulting from differences in book and tax depreciation methods, and limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Note 11 regarding accrued legal and settlement costs.

The components of income tax expense are as follows:

		2007	
	Federal	State	Total
Current expense	$ 501,208	$ 87,782	$ 588,990
Deferred benefit	(4,740)	-	(4,740)
Income tax expense (benefit)	$ 496,468	$ 87,782	$ 584,250

NOTE 10: INCOME TAXES CONTINUED

	2006		
	Federal	State	Total
Current expense	$ 176,006	$ 28,708	$ 204,714
Deferred expense	186,114	11,500	197,614
Income tax expense (benefit)	$ 362,120	$ 40,208	$ 402,328

NOTE 11: COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space. Rent expense under the lease totaled $149,295 and $133,765 for 2007 and 2006, respectively. At September 30, 2007 the aggregate liability under the lease is as follows:

2008	$ 132,194
2009	78,420
Thereafter	-
	$ 210,614

At September 30, 2007, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $71,879. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $71,879 under the caption "other accrued expenses".

At September 30, 2007, customer margin balances totaled $9,812,165. Prior to the fiscal year end, the Company agreed to take on additional customer margin balances totaling approximately $10,700,000. As of October 31, 2007, customer margin balances totaled $22,405,821.

NOTE 12: TREASURY STOCK

At September 30, 2007 treasury stock consisted of 373 shares of class A and 905 shares of class B redeemed by the Company at a total cost of $1,820,937. At September 30, 2006, treasury stock consisted of 348 shares of class A and 895 shares of class B redeemed by the Company at a total cost of $1,719,261.

NOTE 13: CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at two financial institutions. The Securities Investors Protection Corporation and the Federal Deposit Insurance Corporation insure funds with the clearing agent and financial institutions, respectively, up to a maximum of $100,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 14: CLEARING AGENT

The Company utilizes the services of Southwest Securities, Inc., a wholly owned subsidiary of Southwest Securities Group, Inc. for all transactions requiring the use of a clearing agent. Southwest Securities Group, Inc. is a publicly held company located in Texas.

NOTE 15: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2007, the Company had net capital of $3,956,072, representing an excess over required net capital of $3,706,072. The ratio of aggregate indebtedness to net capital was 35% and 42% at September 30, 2007 and 2006, respectively.

SUPPLEMENTARY SCHEDULES

CALTON & ASSOCIATES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
Ownership equity	$ 3,194,376	$ 2,618,201
Net income (loss)	959,979	677,851
Dividends	-	-
Adjusted net worth	4,154,355	3,296,052
Subordinated loans	-	-
Total available capital	4,154,355	3,296,052
Non-allowable assets	(115,143)	(142,368)
Tentative net capital	4,039,212	3,153,684
Less haircuts:		
Stock/warrant	4,325	13,613
Federal, State, and Municipal securities	-	3,802
Other securities	72,536	35,968
Corporate obligations	6,279	510
Total haircuts	83,140	53,893
Net capital	3,956,072	3,099,791
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 3,706,072	$ 2,849,791
Aggregate indebtedness	$ 1,381,552	$ 1,316,738
Ratio of aggregate indebtedness to net capital	35%	42%

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period.	$ 341

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

CALTON & ASSOCIATES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
SEPTEMBER 30, 2007

1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.	$ 0
A) Number of items	0
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D.	$ 0
A) Number of items	0

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17A-D(d)(4)
SEPTEMBER 30, 2007

Net capital per FOCUS report	$	3,880,191
Net statement of operations impact of audit adjustments		75,881
Net capital per supplementary schedule	$	3,956,072

See independent auditors' report.

REQUIRED REPORT


Est. 1922
EPRC CPAs
Your Future Success Is Our Business

Edwards, Platt, Raulerson, Coakley & Company, P.A.
Certified Public Accountants and Consultants

P.O. Box 789, Plant City, Florida 33564-0789
600 West Dr. Martin Luther King Jr. Blvd., Plant City, Florida 33563
(813) 752-4991 • (813) 752-6604 • Fax (813) 754-3073 • www.eprcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In planning and performing our audit of the financial statements of Calton & Associates, Inc. (a Florida Corporation), for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants

J.B. Edwards (1884-1966) | Charles L. Edwards, CPA | Randell L. Platt, CPA | Daniel D. Raulerson, CPA | John Coakley, CPA

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edwards, Platt, Raulerson, Coakley & Co., PA

Edwards, Platt, Raulerson, Coakley & Co., P.A.
Plant City, Florida
November 16, 2007

END